Chunghwa Telecom holds investor conference for the first quarter of 2014 operation results Date of events: 2014/04/22 Contents:

1.	Date of the investor conference: 2014/04/30

2.	Time of the investor conference: 4:00PM

3.	Location of the investor conference: Teleconference

4.	Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at

3:30PM on April 30, 2014 Taipei time

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Presentation will be released on

http://www.cht.com.tw/chtir

7. Any other matters that need to be specified: Teleconference will be held during 4:00-5:00PM Taipei time.